January 23, 2025

VIA EDGAR

United States Securities and Exchange Commission (the “Commission”)

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	HTL Capital Ltd.

CIK No. 0002021364
Request to Withdraw Registration Statement on Form F-1 (File No. 333-281774)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), HTL Capital Ltd. (the “Company”) hereby requests that the above-referenced registration statement on Form F-1 originally filed on August 26, 2024, including all exhibits filed therewith and the amendment thereto (the “Registration Statement”), be withdrawn, effective as of the date hereof.

The Company has determined not to proceed at this time with the registration of the securities proposed to be covered by the Registration Statement. The Registration Statement has not been declared effective and no securities of the Company have been issued, offered or sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement because the Registration Statement has not yet been declared effective and the Company has determined to explore alternative strategic transactions.

The Company respectfully requests that the Commission issue an order (“Order”) granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Daniel D. Nauth of Nauth LPC, via email at dnauth@nauth.com.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company hereby requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Daniel D. Nauth at 416-477-6031 if you have any questions or comments regarding this request for withdrawal.

Very truly yours,

HTL Capital Ltd.

By:	/s/ Yong Tat Phua
	Name:	Yong Tat Phua
	Title:	Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC